United States securities and exchange commission logo





                           February 17, 2022

       Joshua Disbrow
       Chief Executive Officer
       Aytu Biopharma, Inc.
       373 Inverness Parkway, Suite 206
       Englewood, Colorado 80112

                                                        Re: Aytu Biopharma,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            Filed September 28,
2021
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2021
                                                            Filed February 14,
2022
                                                            File No. 001-38247

       Dear Mr. Disbrow:

              We have reviewed your February 14, 2022 response to our comment letter and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our reference to prior comment is to the comment in our February 3,
       2022 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Item 9A. Controls and Procedures, page 106

   1. We have the following comments related to your response to comment 1 in our letter dated February 3, 2022.
Please amend your 10-K as follows:
                                                            Clearly disclose
that internal control over financial reporting (ICFR) and disclosure controls and
procedures (DCP) are NOT effective at June 30, 2021, as required by
                                                            Item 308(a)(3) of
Regulation S-K.
                                                            Remove the
reference to excluding changes in internal control over financial reporting related
to the Neos subsidiary. Since you included Neos in your assessment of ICFR at June 30,
2021, changes in ICFR at Neos should not be excluded from your
 Joshua Disbrow
Aytu Biopharma, Inc.
February 17, 2022
Page 2
              assessment. See Question 3 and 7 of Management's Report on Internal Control Over
              Financial Reporting and Certification of Disclosure in Exchange Act Periodic
              Reports - Frequently Asked Questions, which is available on the Commission's website.
                Include disclosure of any changes in ICFR that occurred since/due to the acquisition of Neos that has materially affected, or is reasonably likely to materially affect, your ICFR.
                Clearly describe the actual material weakness in DCP rather than just state that it relates to your analysis of the accounting for goodwill and other intangibles and accounting for the impairment of long lived assets. For example, describe the actual controls that failed such as whether it related to impairment testing, valuation matters, etc. This way, when you describe how the material weaknesses were remediated in subsequent filings, investors can better understand how the changes in
              ICFR remediated the material weaknesses.
Form 10-Q for the Quarter Period Ended December 31, 2021

Item 4. Controls and Procedures, page 47

2. We reference the disclosure that you have taken a "number of steps, including incorporating the third-party provider review and expertise" to remediate the material weakness in disclosure controls and procedures. In future filings, please provide a more detailed discussion of the specific changes that were made to your processes and how those changes resulted in the correction of the material weakness identified.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameJoshua Disbrow                                Sincerely,
Comapany NameAytu Biopharma, Inc.
                                                                Division of
Corporation Finance
February 17, 2022 Page 2                                        Office of Life
Sciences
FirstName LastName